FILED BY: PFIZER INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY: ASTRAZENECA PLC

COMMISSION FILE NO. 001-11960

Contacts:

U.S. Media

Andrew Topen

+1 (212) 733 1338

U.K. Media

Andrew Widger

+44 1737 330 909

PFIZER SENDS LETTER TO RT HON DAVID CAMERON MP

REGARDING COMMITMENTS IF PROPOSED COMBINATION

WITH ASTRAZENECA IS COMPLETED

•	Establishing the combined company’s corporate and tax residence in England

•	Substantial R&D innovation hub in Cambridge to be completed

•	Key scientific leadership in the UK

•	20% of the combined company’s total R&D workforce in the UK going forward

•	Substantial commercial manufacturing facilities retained at Macclesfield

•	European Business Headquarters and European Regulatory Headquarters to be located in the UK

•	At least two AstraZeneca Board Members to join combined company’s Board

•	Board Meetings to be held in the UK as appropriate and meaningful participation in the UK commercial, economic and social community

New York, NY, May 2, 2014 – Pfizer Chairman and Chief Executive Officer, Ian Read, today sent the following letter to the Rt Hon David Cameron MP, with respect to Pfizer’s commitment to the U.K. and its life sciences agenda following the company’s proposal made to AstraZeneca on May 2, 2014.

Rt Hon David Cameron MP

10 Downing Street

London

SW1A 2AA

Dear Prime Minister,

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I am writing to you to address the concerns of the UK Government and science community and your desire to have firm and enduring assurances from us about our commitment to the UK and its life sciences agenda.

We would like to confirm that today, Pfizer made a non-binding cash and share proposal valuing each AstraZeneca share at £50 to the Board of AstraZeneca, as detailed in our accompanying public statement. We believe the industrial logic for a combination between Pfizer and AstraZeneca is compelling. A combined company would bring together powerful and world leading research expertise in key therapeutic areas such as Oncology, Inflammation, and Cardiovascular and Metabolic Disorders, in which the world class academic research resources in the “golden triangle” of Oxford, Cambridge and London would represent a vital component, along with the positive environment for inward investment that the UK Government has created. Ultimately, establishing the world’s largest research-based pharmaceutical company in the UK, together with the commitments made in this letter represent a strong indicator of the incentives that your Government has created to attract successful business to the UK.

We recognize that our approach may create uncertainty for the UK Government and scientific community given the strategic importance of life sciences to the Government’s Industrial Strategy and the significance of the transaction. We would therefore like to assure the Government of our long term commitment to the UK where Pfizer already employs a significant number of colleagues across Research, Commercial, and Administrative roles. To that end, therefore, subject to successful completion of our combination with AstraZeneca on the basis proposed by us, we will make the following series of significant and tangible commitments:

•	Pfizer commits to establishing the combined company’s corporate and tax residence in England.

•	Pfizer commits to complete the construction of the currently planned AstraZeneca Cambridge campus, creating a substantial R&D innovation hub in Cambridge and the wider scientific community, which will include core research units, laboratory based scientific support lines and European clinical development and regulatory functions.

•	Pfizer will base key scientific leadership in the UK who will lead all European and certain global R&D functions based in Cambridge.

•	Pfizer commits to integrate the operations of the combined company so as to employ a minimum of 20% of the combined company’s total R&D workforce in the UK going forward.

•	Pfizer will actively look to locate manufacturing operations of the combined company in the UK, subject to the timing of the UK Patent Box proposals, and will retain substantial commercial manufacturing facilities in Macclesfield.

•	Pfizer commits to base the combined company’s European business HQ in the UK.

•	Pfizer commits to base the combined company’s EU Regulatory HQ in the UK.

•	Pfizer commits to invite at least two AstraZeneca Board Members to join the Board of the new company.

•	Pfizer commits to hold, as appropriate, Board Meetings in the UK and participate meaningfully in the UK commercial, economic and social community.

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Clearly, predictability and stability in the local and global commercial environment, as well as the UK Government’s efforts to maintain incentives for investment, are important factors to enable success. We make these commitments for a minimum of five years, recognizing our ability, consistent with our fiduciary duties, to adjust these obligations should circumstances significantly change. Our Board has endorsed these commitments in a formal Pfizer Board resolution and will publish a statement describing these promises to the British public. In reflection of the binding nature of these commitments, we are including this letter in our public announcement issued pursuant to the UK Takeover Code regarding the possible combination.

As mentioned above, we view our partnership with the UK Government as a critical part of this potential transaction. We look forward to continued discussions with you.

Yours sincerely,

Ian C. Read

Pfizer Inc.: Working together for a healthier world®

At Pfizer, we apply science and our global resources to bring therapies to people that extend and significantly improve their lives. We strive to set the standard for quality, safety and value in the discovery, development and manufacture of health care products. Our global portfolio includes medicines and vaccines as well as many of the world’s best-known consumer health care products. Every day, Pfizer colleagues work across developed and emerging markets to advance wellness, prevention, treatments and cures that challenge the most feared diseases of our time. Consistent with our responsibility as one of the world’s premier innovative biopharmaceutical companies, we collaborate with health care providers, governments and local communities to support and expand access to reliable, affordable health care around the world. For more than 150 years, Pfizer has worked to make a difference for all who rely on us. To learn more, please visit us at www.pfizer.com.

Forward-Looking Statements

This announcement contains certain forward-looking statements with respect to the financial condition, results of operations and business of Pfizer and the combined businesses of AstraZeneca and Pfizer and certain plans and objectives of Pfizer with respect thereto, including the expected benefits of a potential combination as well as whether a potential combination will be pursued. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use future dates or words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual

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plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the possibility that a possible offer will not be pursued or will be pursued on different terms and conditions, failure to obtain necessary regulatory approvals or any required financing or to satisfy any of the other conditions to a possible combination, adverse effects on the market price of Pfizer’s common stock and on Pfizer’s operating results because of a failure to complete the possible combination, failure to realise the expected benefits of the possible combination, negative effects of this announcement or the consummation of the possible combination on the market price of Pfizer’s common stock, significant transaction costs and/or unknown liabilities, general economic and business conditions that affect the combined companies following a possible combination, changes in global, political, economic, business, competitive, market and regulatory forces, future exchange and interest rates, changes in tax laws, regulations, rates and policies, future business combinations or disposals and competitive developments. These forward-looking statements are based on numerous assumptions and assessments made by Pfizer in light of its experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors it believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this announcement could cause Pfizer’s plans with respect to AstraZeneca, actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this announcement are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this announcement. Pfizer assumes no obligation to update or revise the information contained in this announcement (whether as a result of new information, future events or otherwise), except as required by applicable law. A further list and description of risks and uncertainties can be found in Pfizer’s Annual Report on Form 10-K for the fiscal year ended 31 December 2013 and in its subsequent reports on Form 10-Q and Form 8-K, the contents of which are not incorporated by reference into, nor do they form part of, this announcement.

Additional U.S.-Related Information

This document is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Pfizer or AstraZeneca. Subject to future developments, Pfizer may file a registration statement and/or tender offer documents with the U.S. Securities and Exchange Commission (the “SEC”) in connection with a possible combination. Pfizer and AstraZeneca shareholders should read those filings, and any other filings made by Pfizer with the SEC in connection with a possible combination, as they will contain important information. Those documents, if and when filed, as well as Pfizer’s other public filings with the SEC, may be obtained without charge at the SEC’s website at www.sec.gov and at Pfizer’s website at www.Pfizer.com.

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